

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2020

Brian Grefsrud
Chief Financial Officer and Treasurer
Oaktree Real Estate Income Trust, Inc.
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

Re: Oaktree Real Estate Income Trust, Inc.
Form 10-K for the year ended December 31, 2019
Filed on March 30, 2020
File No. 333-223022

Dear Mr. Grefsrud:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jordan Mikes